October 23, 2006

Barry Florescue, Chief Executive Officer
Renaissance Acquisition Corp.
50 E. Sample Road, Ste. 400
Pompano Beach, FL 33064

      Re: **Renaissance Acquisition Corp.**
              Amendment No. 2 to Registration Statement on
              Form S-1
              File No. 333-134444
              Filed September 19, 2006

Dear Mr. Florescue:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your response to comment one of our letter dated August 16, 2006. We also note that the warrant subscription agreement has been "amended and restated" from the private sale of 2,833,333 warrants at $0.60 per warrant to 4,666,667 warrants at $0.45 per warrant. It appears that you have renegotiated your private placement of warrants since your initial registration was filed. As such, it is not clear how you could register the subsequent transfer or resale of the securities to be privately placed. Please refer to the Division's publicly available telephone interpretations, specifically 3S located at:

http://www.sec.gov/interps/telephone/phonesupplement1.htm. Please revise your disclosure accordingly or advise.

Proposed Business, page 31

2.   We note that the target business you acquire "must have a fair market value equal to at least 80% of your net assets." Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

3.   We note that the consummation of a business combination will require the approval by a majority of the shareholders who vote on the transaction. As such, shareholders failure to vote will have no effect on the approval. Please revise to clarify this and discuss the minimum time frame you will provide for shareholders to vote on any transaction.

Description of securities

Purchase option, page 58

4.   We note your revised disclosures in note C and F in response to our prior comment 15 of our letter dated August 16, 2006. Please revise your description of the features of the UPO in this section to be consistent with the related agreement and your notes to disclose that (i) in no event you will be required to net cash settle the exercise of the UPO or the warrants underlying the UPO (ii) the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants and (iii) if a registration statement is not effective for the common stock underlying the warrants, the warrants may expire worthless.

Financial statements

Notes to financial statements

Note B- Summary of significant accounting policies

5.   Please revise to disclose your fiscal year-end.

Other Regulatory

6.   Please provide a currently dated and signed consent in any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Adler
Fax: (212) 698-3599